Exhibit 99.1

ParaZero Receives $187,000 Purchase Order for Advanced Drone
Safety Systems Moving Towards Serial Production

Tel Aviv, Israel, Sept. 24, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircraft, announced today that it has received a $187,000 purchase order from a U.S.-based Advanced Air Mobility (AAM) company in the aerial vehicle industry. This order follows the successful completion of the advanced drone safety system customization project that the Company previously announced and marks another milestone for ParaZero in the growing air mobility sector.

The purchase order includes preparations for serial production, as well as the delivery of an initial batch of systems, signifying the initiation of potential future large-scale manufacturing and deployment of ParaZero’s cutting-edge drone safety solutions. This order also represents the final step in fulfilling the comprehensive project requirements for the client, who has been closely working with ParaZero to ensure the integration of ParaZero’s innovative drone safety technologies.

“We are thrilled to continue strengthening our partnership with this valued customer and to move forward with the production and delivery of our advanced safety systems,” said Boaz Shetzer, CEO of ParaZero Technologies. “This purchase order reflects the customer’s confidence in ParaZero’s technology and readiness for scaled production as the air mobility industry expands rapidly”.

The order follows a customization project that focused on integrating an innovative safety solution into the customer’s manned aircrafts, which is designed for personal, private, military and logistical applications.

The manned aircraft represents a significant leap in next-generation air mobility, offering a versatile platform that combines vertical takeoff and landing (VTOL) capabilities with the efficiency of horizontal flight. It is engineered to meet a wide range of operational needs, from recreational use to complex missions in challenging environments.

According to GII Global Information, by 2030 the market for electric VTOL (eVTOL) air taxi market is expected to reach $6.22 billion. According to the same source, the adoption of eVTOL air taxis is driven by the demand for cleaner and more environmentally friendly transportation options. These aircraft, powered by electric propulsion systems, have the potential to significantly reduce emissions compared to conventional fossil fuel-powered aircraft.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develope and manufacture smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the initiation of potential future large-scale manufacturing and deployment of ParaZero’s cutting-edge drone safety solutions, its readiness for scaled production as the air mobility industry expands rapidly and the rapid expansion of the air mobility industry. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com